Rec'd 7/18/02

[redacted]

02023483

SEC[illegible] COMMISSION
Washington, D.C. 20549

8-5-02

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SEC FILE NUMBER
8- 51935

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Safra Securities Corp

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECD S.E.C.
JUL 18 2002

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name — *if individual, state last, first, middle name*)

PROCESSED
AUG 07 2002
THOMSON FINANCIAL

P

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

8-5-02

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Safra Securities Corporation

We have audited the accompanying statement of financial condition of Safra Securities Corporation (the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Safra Securities Corporation at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 22, 2002

SAFRA SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 7,114,584
Receivables from clearing broker	7,755,313
Due from Parent	214,338
Other assets	174,709
TOTAL ASSETS	$ 15,258,944

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES -	
Accounts payable and accrued expenses	$ 90,000
Total liabilities	90,000
STOCKHOLDER'S EQUITY:	
Common stock (1,000 shares authorized, at par value of $.01 per share; 1,000 shares outstanding)	10
Additional paid-in capital	14,999,990
Retained earnings	168,944
Total stockholder's equity	15,168,944
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 15,258,944

See notes to statement of financial condition.

SAFRA SECURITIES CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. NATURE OF OPERATIONS

Safra Securities Corporation (the "Company") is a wholly-owned subsidiary of Safra National Bank of New York (the "Bank"). On July 1, 2001 SNBNY Holdings Limited, the parent of the Bank and the former parent of the Company, contributed 100 percent of the outstanding shares of the Company to the Bank. In addition, the Bank agreed to contribute $10 million to the capital of the Company. The Bank engages in both wholesale and retail banking under a Federal charter and is a member of the Federal Deposit Insurance Corporation ("FDIC"). The Company was incorporated in Delaware on May 3, 1999. The Company is registered as a broker/dealer pursuant to the Securities Exchange Act of 1934 (the "1934 Act") and is a member of the National Association of Securities Dealers ("NASD"). The Company's business includes providing foreign and domestic securities brokerage services to the Bank and its affiliates. The Company also conducts proprietary trading primarily in emerging market securities as well as the related American Depository Receipts traded in the U.S. All of the Company's brokerage and trading activities are cleared through a third party on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Company maintains its accounts and prepares its statement of financial condition in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates in the Preparation of Financial Statements - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statement and related disclosures. Management believes that the estimates utilized in the preparation of the financial statement are prudent and reasonable. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Principal Transactions - Proprietary securities transactions are recorded on a trade date basis.

Recently Issued Accounting Pronouncements - In September 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 140, *Accounting for the Transfer and Servicing of Financial Assets and Extinguishment of Liabilities - a replacement of FASB Statement No. 125.* SFAS No. 140 is effective for transfers and extinguishments of liabilities occurring after March 31, 2001 and is effective for disclosures about securitizations and collateral and for recognition and reclassification of collateral for fiscal years ending after December 15, 2000. Adoption of the provisions of SFAS No. 140 did not have a material effect on the Company's statement of financial condition.

Income Taxes - Income taxes are accounted for in accordance with SFAS No. 109, *Accounting for Income Taxes*, which requires that deferred taxes be provided for all temporary differences between the book and tax bases of assets and liabilities.

Fair Value of Financial Instruments - SFAS No. 107, *Disclosure about Fair Value of Financial Instruments,* requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at fair value or at amounts which approximate fair value.

3. RELATED PARTY TRANSACTIONS

The Company functions as an introducing broker for its primary customer, the Bank.

Pursuant to a services agreement, the Bank charges and reimburses certain employment and occupancy costs. As of December 31, 2001, the net receivable from the Bank was $214,338.

The Company has cash on deposit at the Bank of $6,794,391 on December 31, 2001.

4. INCOME TAXES

Income taxes are accounted for in accordance with SFAS No. 109, *Accounting for Income Taxes,* which requires that deferred taxes be provided for all temporary differences between the book and tax basis of assets and liabilities.

As of December 31, 2001, the Company had a deferred tax asset of $24,649. Deferred income taxes reflect the tax effects of temporary differences in the recognition of income and expense for income tax and financial reporting purposes. The principal items generating such temporary differences related to the amortization of organizational costs. No valuation allowance has been recorded at December 31, 2001.

There is an intercompany tax allocation agreement among the Bank and it wholly owned subsidiaries. Income tax expense/(benefit) is computed on a separate company basis with the Bank giving the benefit of losses to each individual subsidiary. This method is systematic, rational, and consistent with the broad principles of SFAS 109.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital and net capital requirements of $7,977,432 and $100,000, respectively, and the Company's ratio of aggregate indebtedness to net capital was .01 to 1.

6. EMPLOYEE BENEFIT PLANS

All eligible employees of the Company are included in the qualified, contributory defined contribution plan of the Bank. The Company does not match employee contributions.

7. CONCENTRATIONS OF CREDIT RISK

The Bank and certain affiliates are the Company's only customers. Balances resulting from the Company's brokerage and trading activities are maintained at the clearing broker.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 22, 2002

Safra Securities Corporation
546 Fifth Avenue
New York, New York 10036

Dear Sirs:

In planning and performing our audit of the financial statements of Safra Securities Corporation (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 22, 2002), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP